Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Harvard Bioscience, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated:    July 17, 2019

Paul J. Solit

Potomac Capital Management Inc.

Potomac Capital Management V LLC

Potomac Capital Partners V, LP

By:	/s/ Paul J. Solit
Paul J. Solit, for himself, as President of the Investment Manager and as the Managing Member of the General Partner (for itself and on behalf of the Fund)